Sub-Item 77I: Terms of New or Amended Securities

The Trust launched the Centre Active U.S. Treasury Fund on January 21, 2014 with two classes of shares (Investor and Institutional); the Trust launched a new Investor Class for Centre Global Select Equity Fund on January 21, 2014 and a new Institutional Class for Centre American Select Equity Fund on January 21, 2014.